Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2016 First Quarter Results

CALGARY, May 6, 2016 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the first quarter ended March 31, 2016.

"We recently reported data from two sponsored, randomized Phase 2 studies, highlighting reduced tumor burden in ovarian cancer and improved longer term survival in pancreatic cancer," said Dr. Brad Thompson. "The data from these studies will be very useful in identifying potential indications and study designs that we could advance into later stage studies in the future."

Selected Highlights

Since January 1, 2016, selected highlights announced by the Company include:

Clinical Program

•	Treatment of the first patients in a Phase Ib study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® and chemotherapy in patients with advanced pancreatic adenocarcinoma, the Company's first trial examining REOLYSIN® in combination with a checkpoint inhibitor;
•	Updated results from a randomized Phase 2 clinical trial of its lead product, REOLYSIN®, in combination with paclitaxel in patients with ovarian cancer (GOG-0186H), where an intent-to-treat analysis, as assessed by CA-125 antigen levels, showed statistically significantly reduction in tumor burden;
•	Updated results from a randomized Phase 2 clinical trial of its lead product, REOLYSIN®, in combination with carboplatin and paclitaxel in patients with pancreatic cancer (NCI-8601), where an intent-to-treat analysis of overall survival on patients with confirmed treatment regimes, as assessed by the percentage of patients surviving for two years, showed a statistically significantly higher percentage of patients surviving two years in the test arm versus the control arm (p = 0.001), the crossover arm versus the control arm (p = 0.03) and the test plus crossover arms versus the control arm (p = 0.0004);

Basic Research

•	Two poster presentations covering preclinical work in multiple myeloma and colorectal cancer being made by the Company's research collaborators at the 2016 American Association of Cancer Research annual meeting;

Financial

•	Entry into an "at-the-market" equity distribution agreement with Canaccord Genuity Corp. permitting Oncolytics at its sole discretion, from time to time and until March 16, 2018, to sell common shares having an aggregate offering value of up to $4.6 million; and
•	At March 31, 2016 the Company reported $22.3 million in cash, cash equivalents and short-term investments. At May 5, 2016, the Company had approximately $21.4 million in cash, cash equivalents and short-term investments, which is expected to provide sufficient funds to support several small early-stage immunotherapy combination studies as well as both a run-in and a registration study in muscle-invasive bladder cancer.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at	March 31, 2016 $	December 31, 2015 $
Assets
Current assets
Cash and cash equivalents	20,233,408	24,016,275
Short-term investments	2,088,800	2,060,977
Accounts receivable	59,648	340,059
Prepaid expenses	229,288	506,669
Total current assets	22,611,144	26,923,980

Non-current assets
Property and equipment	411,762	459,818
Total non-current assets	411,762	459,818

Total assets	23,022,906	27,383,798

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	2,554,338	2,709,492
Total current liabilities	2,554,338	2,709,492

Shareholders' equity
Share capital
Authorized: unlimited Issued: March 31, 2016 - 118,697,122 December 31, 2015 - 118,151,622	261,224,148	261,324,692
Contributed surplus	26,359,606	26,277,966
Accumulated other comprehensive income	590,919	760,978
Accumulated deficit	(267,706,105)	(263,689,330)
Total shareholders' equity	20,468,568	24,674,306
Total liabilities and equity	23,022,906	27,383,798

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	2016	2015
For the three month period ending March 31	$	$
Expenses
Research and development	2,726,129	2,425,539
Operating	1,360,412	1,182,734
Operating loss	(4,086,541)	(3,608,273)
Interest	69,621	56,435
Loss before income taxes	(4,016,920)	(3,551,838)
Income tax expense	145	—
Net loss	(4,016,775)	(3,551,838)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(170,059)	225,591

Net comprehensive loss	(4,186,834)	(3,326,247)
Basic and diluted loss per common share	(0.03)	(0.04)

Weighted average number of shares (basic and diluted)	118,199,985	99,557,654

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2014	237,657,056	25,848,429	280,043	(249,966,335)	13,819,193

Net loss and comprehensive income	—	—	225,591	(3,551,838)	(3,326,247)
Issued, pursuant to Share Purchase Agreement	1,925,596	—	—	—	1,925,596
Issued, pursuant to "At the Market" Agreement	14,636,918	—	—	—	14,636,918
Share based compensation	—	114,970	—	—	114,970
As at March 31, 2015	254,219,570	25,963,399	505,634	(253,518,173)	27,170,430

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and comprehensive income	—	—	(170,059)	(4,016,775)	(4,186,834)
Issued, pursuant to Share Purchase Agreement	—	—	—	—	—
Issued, pursuant to "At the Market" Agreement	(100,544)	—	—	—	(100,544)
Share based compensation	—	81,640	—	—	81,640
As at March 31, 2016	261,224,148	26,359,606	590,919	(267,706,105)	20,468,568

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	2016	2015
For the three month period ending March 31	$	$

Operating Activities
Net loss for the period	(4,016,775)	(3,551,838)
Amortization - property and equipment	45,942	45,130
Share based compensation	81,640	114,970
Impact of unrealized foreign exchange (gains) losses	141,295	(305,156)
Net change in non-cash working capital	724,655	949,705
Cash used in operating activities	(3,023,243)	(2,747,189)

Investing Activities
Acquisition of property and equipment	—	(11,940)
Purchase of short-term investments	(27,823)	(29,292)
Cash used in investing activities	(27,823)	(41,232)

Financing Activities
Proceeds from Share Purchase Agreement	—	1,925,596
Proceeds from "At the Market" equity distribution agreement	(100,544)	14,636,918
Cash provided by financing activities	(100,544)	16,562,514
(Decrease) increase in cash	(3,151,610)	13,774,093
Cash and cash equivalents, beginning of period	24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents	(631,257)	651,105
Cash and cash equivalents, end of period	20,233,408	28,578,023

To view the Company's Fiscal 2016 First Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2016 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 06-MAY-16